U.S.

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-22487				Date examination completed: November 30, 2015
2.	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify): ☐
3.	Exact name of investment company as specified in registration statement: DBX ETF Trust
4.	Address of principal executive office: (number, street, city, state, zip code) 345 Park Avenue, New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

DBX ETF Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company of 1940 that Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF, Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged Equity ETF, Deutsche X-trackers Dow Jones Hedged International Real Estate ETF, Deutsche X-trackers MSCI All World ex US Hedged Equity ETF, Deutsche X-trackers MSCI All World ex US High Dividend Yield Hedged Equity ETF and Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF (the “Funds”, within the “DBX ETF Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2015 with respect to securities reflected in the investment account of the Funds that were in the custody of Deutsche Bank AG in Turkey and/or Indonesia (the “Sub-Custodians”) and their respective country Central Registry Agencies. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2015, and with respect to agreement of security purchases and sales, for the period from May 31, 2015 (the date of our last examination), through November 30, 2015:

Confirmation of all securities held by institutions in book entry form from The Bank of New York Mellon, Deutsche Bank AG in Turkey and /or Indonesia and the Central Registry Agencies in Turkey and/or Indonesia;

Reconciliation of all such securities to the books and records of the Funds and The Bank of New York Mellon;

Agreement of pending trade activity as of November 30, 2015 to documentation of subsequent custodian statements;

Agreement of a sample of security purchases and security sales or maturities since our last report, from the books and records of the Funds to corresponding broker confirmations or custodian statements;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF, Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged Equity ETF, Deutsche X-trackers Dow Jones Hedged International Real Estate ETF, Deutsche X-trackers MSCI All World ex US Hedged Equity ETF, Deutsche X-trackers MSCI All World ex US High Dividend Yield Hedged Equity ETF and Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2015, with respect to securities reflected in the investment account of the Funds that were in the custody of Deutsche Bank AG in Turkey and/or Indonesia and their respective country Central Registry Agencies are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of DBX ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

New York, New York

December 1, 2016

    Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

December 1, 2016

We, as members of management of the funds indicated on the Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2015 and for the period beginning on the previous examination date, May 31, 2015, through the current examination date of November 30, 2015, with respect to securities reflected in the investment account of the Funds that were in the custody of Deutsche Bank AG in Turkey and/or Indonesia (sub-custodians) and their respective country Central Registry Agencies.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2015 and at all times through the previous examination date (May 31, 2015) with respect to securities reflected in the investment account of the Funds that were in the custody of Deutsche Bank AG in Turkey and/or Indonesia (sub-custodians) and their respective country Central Registry Agencies.

By:

/s/Freddi Klassen
Freddi Klassen, President

/s/Michael Gilligan
Michael Gilligan, Chief Financial Officer

Appendix A

1.	Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged Equity ETF (“DBAP”)
2.	Deutsche X-trackers MSCI All World ex US Hedged Equity ETF (“DBAW”)
3.	Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF (“DBEM”)
4.	Deutsche X-trackers Dow Jones Hedged International Real Estate ETF (“DBRE”)
5.	Deutsche X-trackers MSCI All World ex US High Dividend Yield Hedged Equity ETF (“HDAW”)
6.	Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF (“HDEE”)